

Mail Stop 3561

July 14, 2016

Mr. Jon Kessler
President and Chief Executive Officer
HealthEquity, Inc.
15 West Scenic Pointe Drive, Suite 100
Draper, Utah 84020

> **Re:** **HealthEquity, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2016**
> **Filed March 31, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 10, 2016**
> **Form 8-K Filed June 7, 2016**
> **File No. 1-36568**

Dear Mr. Kessler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance, page 32

1. We note your disclosure that, as a non-bank custodian, your results are impacted by changes in prevailing interest rates. In future filings, please discuss how the prevailing and sustained low interest rates in the United States impact your results of operations and, given that the Federal Reserve has already instituted one increase in December of 2015, describe in detail how any further increases will impact you going forward. Refer to Item 303(a)(3) of Regulation S-K. Please tell us what this disclosure will look like.

Definitive Proxy Statement on Schedule 14A

2. Please tell us why you did not include a separate resolution subject to shareholder advisory vote to approve the compensation of its named executive officers and a separate resolution subject to shareholder advisory vote as to the frequency of the say-on-pay vote. Refer to Rule 14a-21 of the Securities Exchange Act of 1934.

Form 8-K Filed June 7, 2016

Exhibit 99.1

Business outlook

3. We note your disclosure of estimated year ended January 31, 2017 Adjusted EBITDA and non-GAAP earnings per diluted share. In future filings please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) and a reconciliation (by schedule or other clearly understandable method), to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at (202) 551-3832 or Lilyanna Peyser, Special Counsel, at (202) 551-3720 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Del Ladd
        Associate General Counsel